SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	Amendment No. 11

	Burr-Brown Corporation
	Common Stock
	122574 10 6

Check the following box if a fee is being paid with this statement. / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person
SS or IRS Identification No of above person

SARAH M. BROWN SMALLHOUSE
86 609 2134

2	Check the Appropriate Box if a Member of a Group*
(a)
(b) XX
3	SEC Use Only

4	Citizenship or Place of Organization
USA

5	Sole Voting Power
112,435

6	Shared Voting Power*
7,072,420 shares through Limited Partnership
Agreement dated 10/7/88
50,000 shares held under the testamentary trust of Helen Mason Brown for the benefit of Mary B. Brown of which Thomas R. Brown, Jr., Mary B. Brown and
Sarah M. Brown Smallhouse are Co-Trustees
50,000 shares held under the testamentary trust of Helen Mason Brown for the benefit of Sarah M. Brown
Smallhouse, of which Thomas R. Brown, Jr., Mary B.
Brown and Sarah M. Brown Smallhouse are Co-Trustees

7	Sole Dispositive Power*
112,435

8	Shared Dispositive Power
7,072,420 shares through Limited Partnership
Agreement dated 10/7/88
50,000 shares held under the testamentary trust of Helen Mason Brown for the benefit of Mary B. Brown of which Thomas R. Brown, Jr., Mary B. Brown and
Sarah M. Brown Smallhouse are Co-Trustees
50,000 shares held under the testamentary trust of Helen Mason Brown for the benefit of Sarah M. Brown
Smallhouse, of which Thomas R. Brown, Jr., Mary B.
Brown and Sarah M. Brown Smallhouse are Co-Trustees

9	Aggregate Amount Beneficially Owned by Each Reporting Person
7,284,855

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares

11	Percent of Class Represented by Amount in Row 9
30.1%

12	Type of Reporting Person
I.N.

*Does not include 2500 shares held by David C. Smallhouse, her spouse, and Sarah M. Brown Smallhouse disclaims beneficial ownership of the shares.


1	Name of Reporting Person
SS or IRS Identification No of above person

MARY B. BROWN
86 609 2135

2	Check the Appropriate Box if a Member of a Group*
(a)
(b) XX
3	SEC Use Only

4	Citizenship or Place of Organization
USA
5	Sole Voting Power
95,741

6	Shared Voting Power
7,072,420 shares through Limited Partnership
Agreement dated 10/7/88
50,000 shares held under the testamentary trust of Helen Mason Brown for the benefit of Mary B. Brown of which Thomas R. Brown, Jr., Mary B. Brown and
Sarah M. Brown Smallhouse are Co-Trustees
50,000 shares held under the testamentary trust of Helen Mason Brown for the benefit of Sarah M. Brown
Smallhouse of which Thomas R. Brown, Jr., Mary B.
Brown and Sarah M. Brown Smallhouse are Co-Trustees

7	Sole Dispositive Power
95,741

8	Shared Dispositive Power
7,072,420 shares through Limited Partnership
Agreement dated 10/7/88
50,000 shares held under the testamentary trust of Helen Mason Brown for the benefit of Mary B. Brown of which Thomas R. Brown, Jr., Mary B. Brown and
Sarah M. Brown Smallhouse are Co-Trustees
50,000 shares held under the testamentary trust of Helen Mason Brown for the benefit of Sarah M. Brown
Smallhouse of which Thomas R. Brown, Jr., Mary B.
Brown and Sarah M. Brown Smallhouse are Co-Trustees

9	Aggregate Amount Beneficially Owned by Each Reporting Person
7,268,161

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares

11	Percent of Class Represented by Amount in Row 9
30.0%

12	Type of Reporting Person
I.N.


1	Name of Reporting Person
SS or IRS Identification No of above person

THOMAS R. BROWN, JR.
033 20 6270

2	Check the Appropriate Box if a Member of a Group*
(a)
(b) XX

3	SEC Use Only

4	Citizenship or Place of Organization
USA

5	Sole Voting Power
373,286

6	Shared Voting Power
7,072,420 shares through Limited Partnership
Agreement dated 10/7/88
50,000 shares held under the testamentary trust of Helen Mason Brown for the benefit of Mary B. Brown of which Thomas R. Brown, Jr., Mary B. Brown and
Sarah M. Brown Smallhouse are Co-Trustees
50,000 shares held under the testamentary trust of Helen Mason Brown for the benefit of Sarah M. Brown
Smallhouse of which Thomas R. Brown, Jr., Mary B.
Brown and Sarah M. Brown Smallhouse are Co-Trustees

7	Sole Dispositive Power
373,286

8	Shared Dispositive Power
7,072,420 shares through Limited Partnership
Agreement dated 10/7/88
50,000 shares held under the testamentary trust of Helen Mason Brown for the benefit of Mary B. Brown of which Thomas R. Brown, Jr., Mary B. Brown and
Sarah M. Brown Smallhouse are Co-Trustees
50,000 shares held under the testamentary trust of Helen Mason Brown for the benefit of Sarah M. Brown
Smallhouse of which Thomas R. Brown, Jr., Mary B.
Brown and Sarah M. Brown Smallhouse are Co-Trustees

9	Aggregate Amount Beneficially Owned by Each Reporting Person
7,545,706

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares

11	Percent of Class Represented by Amount in Row 9
31.2%

12	Type of Reporting Person
I.N


1	Name of Reporting Person
SS or IRS Identification No of above person

BROWN INVESTMENT MANAGEMENT LIMITED PARTNERSHIP
86-0619423

2	Check the Appropriate Box if a Member of a Group*
						a)
						b) XX

3	SEC Use Only

4	Citizenship or Place of Organization
USA

5	Sole Voting Power
7,072,420

6	Shared Voting Power
0

7	Sole Dispositive Power
7,072,420

8	Shared Dispositive Power
				0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

				7,072,420

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares

11	Percent of Class Represented by Amount in Row 9
29.2%

12	Type of Reporting Person
Partnership



Item 1(a)		Burr-Brown Corporation

Item 1(b)		6730 South Tucson Boulevard
Tucson, Arizona

Item 2(a)		Thomas R. Brown, Jr.

Mary B. Brown

Sarah M. Brown Smallhouse

Brown Investment Management Limited Partnership

Item 2(b)		6730 South Tucson Boulevard
Tucson, Arizona 85734

Item 2(c)		U.S.A.

Item 2(d)		Common Stock

Item 2(e)		CUSIP No. 122574 10 6

Item 3		Not Applicable

Item 4(a)	As of 12/31/97 the following shares of Burr-Brown
Corporation Common Stock (the "Shares) were held of record:

--Thomas R. Brown, Jr., 373,286 Shares
--Mary B. Brown, 95,741 Shares
--Sarah M. Brown Smallhouse, 95,414 Shares
--50,000 shares held under the testamentary trust of Helen Mason Brown for the benefit of Mary B. Brown of which Thomas R. Brown, Jr., Mary B. Brown and
Sarah M. Brown Smallhouse are Co-Trustees
--50,000 shares held under the testamentary trust of Helen Mason Brown for the benefit of Sarah M. Brown
Smallhouse of which Thomas R. Brown, Jr., Mary B.
Brown and Sarah M. Brown Smallhouse are Co-Trustees
--Brown Investment Management Limited Partnership,
7,072,420 Shares.  The Shares in the Limited
Partnership were beneficially owned by the reporting persons and were subject to a limited partnership agreement described as follows:

Brown Investment Management Limited Partnership
Agreement dated October 7, 1988 among Thomas R. Brown,
Jr., Mary B. Brown and Sarah M. Brown Smallhouse, as
General Partners, and Thomas R. Brown, Jr., Mary B.
Brown, Sarah M. Brown Smallhouse, Thomas R. Brown, Jr.
as Trustee under testamentary trust of Helen M. Brown
FBO Mary B. Brown, and Thomas R. Brown, Jr. as Trustee under the testamentary trust of Helen M. Brown FBO
Sarah M. Brown Smallhouse, as Limited Partners (the
"Partnership Agreement").

Under the Partnership Agreement, the General Partners have shared voting and dispositive power over the Shares.

Item 4(b)	The Shares held by the Limited Partnership represent
29.2% of the outstanding Common Stock of Burr-Brown
Corporation as of December 31, 1997.  In total, the
Shares held by Thomas R. Brown, Jr., Mary B. Brown and
Sarah M. Brown Smallhouse individually represent 2.4% of the outstanding Common Stock of Burr-Brown
Corporation as of December 31, 1997.

Item 4(c)	Voting and dispositive power over the Shares is held as
follows:

--Thomas R. Brown, Jr. holds sole power to vote and dispose of 373,286 Shares

--Mary B. Brown holds sole power to vote and dispose of 95,741 Shares

--Sarah M. Brown Smallhouse holds sole power to vote and dispose of 112,435 Shares

--Thomas R. Brown, Jr., Mary B. Brown and Sarah M.
Brown Smallhouse have shared voting and dispositive power over the 7,072,420 Shares held in the Limited
Partnership.

--Thomas R. Brown, Jr., Mary B. Brown and Sarah M.
Brown Smallhouse have shared voting and dispositive power over the 50,000 Shares held under the testamentary trust of Helen Mason Brown for the benefit of Mary B. Brown of which Thomas R. Brown,
Jr., Mary B. Brown and Sarah M. Brown Smallhouse are Co-Trustees

--Thomas R. Brown, Jr., Mary B. Brown and Sarah M.
Brown Smallhouse have shared voting and dispositive power over the 50,000 shares held under the testamentary trust of Helen Mason Brown for the benefit of Sarah M. Brown Smallhouse of which Thomas R. Brown, Jr., Mary B. Brown and Sarah M.
Brown Smallhouse are Co-Trustees

Item 5		Not Applicable

Item 6		Not Applicable

Item 7		Not Applicable

Item 8		Not Applicable

Item 9		Not Applicable

Item 10	By signing below I certify that to the best of my
knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.


_____________________________		_______________________________
Thomas R. Brown, Jr.			Thomas R. Brown, Jr., as Trustee of
Trust Agreement dated October 3,
1988, under the last will and
testament of Helen M. Brown for the
benefit of Mary B. Brown.


_____________________________		_______________________________
Sarah M. Brown Smallhouse		Thomas R. Brown, Jr., as Trustee
by Thomas R. Brown, Jr.			of Trust Agreement dated October
as Attorney in fact				3, 1988, under the last will and
testament of Helen M. Brown for the
benefit of Sarah M. Brown
_____________________________	     Smallhouse
Mary B. Brown by Thomas R.
Brown, Jr., as Attorney in fact


_____________________________
Thomas R. Brown, Jr., as 			February 13, 1998
General Partner, Brown Investment
Management Limited Partnership